Exhibit 99.2

YY Group Enters New Era as YYForce, Expanding AI, Automation and Human-Robot Workforce Strategy; Nasdaq Ticker Changes to “YFOR”

New name reflects evolution into automation and AI-enabled workforce management and integrated facility management (IFM) infrastructure platform

Trading under new ticker symbol YFOR expected to commence September 2, 2026

SINGAPORE, Aug. 31, 2026 /PRNewswire/ -- YY Group Holding Limited (NASDAQ: YYGH) (the “Company”), an AI-enabled workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced a corporate rebranding to YYForce Inc. (“YYForce”) and Nasdaq ticker symbol change to “YFOR.”

YYForce’s new corporate logo and tagline, “Forging Forward Together.”

The Company will operate under the name “YYForce Inc.” from September 2, 2026. The corporate name and ticker symbol change are also expected to become effective with Nasdaq on September 2, 2026, with the Company’s Class A ordinary shares expected to begin trading on the Nasdaq Capital Market under the new ticker symbol “YFOR” at the open of business on the same day. Until that date, the Company’s Class A ordinary shares will continue to trade under the ticker symbol “YYGH.” No action is required by existing shareholders with respect to the name change or ticker update. Outstanding stock certificates representing shares of YY Group Holding Limited will remain valid and do not need to be exchanged. The Company’s ISIN number will remain the same.

“We chose the name YY Group when our business was focused on regional workforce solutions,” said Mike Fu, CEO of YY Group. “We’ve since scaled rapidly into an AI-enabled, international platform infrastructure company, offering a vast human capital network, integrated IFM services, human-robot co-working models, and intelligent software that helps our clients run their businesses and properties more efficiently. Our corporate identity must evolve in parallel. We believe the name “YYForce” reflects our global growth momentum, our expanding footprint across workforce management, IFM, and commercial automation, and our dedication to driving value creation for our clients, partners, and shareholders.”

Alongside the name change, YYForce has unveiled a new corporate identity, including a refreshed logo and the tagline, “Forging Forward Together.” The updated identity will roll out across the Company’s investor relations materials, digital platforms, and site signage over the coming months.

The corporate rebranding does not affect the Company’s operations, management, business strategy, or the rights of its shareholders. Existing customer contracts, purchase orders, and supplier agreements will remain in force. Effective September 2, 2026, the corporate investor relations website will be updated to reflect the new brand identity at www.yyforce.ai.

About YY Group

YY Group Holding Limited (Nasdaq: YYGH), is an AI-enabled workforce management platform and integrated facility management (IFM) provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YY Group’s IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YY Group is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company bases these forward-looking statements on its expectations and projections about future events, which the Company derives from the information currently available to it. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements involve inherent risks and uncertainties, and the forward-looking events discussed in this press release may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about the Company and a number of factors. These factors include, but are not limited to, the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations, including the introduction of new products and services, expected changes in the Company’s revenues, costs and expenditures, anticipated customer growth, and demand for and market acceptance of the Company’s products and services; and industry, market and regulatory conditions, including competition, government policies and regulations affecting the Company’s industry, and other factors that may affect the Company’s financial condition, liquidity and results of operations. For a more detailed discussion of risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s most recent annual report on Form 20-F, as amended.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer
YY Group Holding Limited
enquiries@yyforce.ai

SOURCE YY Group Holding Limited